Exhibit 99.2
LUKE ENERGY LTD.

Information Circular – Proxy Statement
for the Annual Meeting
to be held on May 19, 2004

SOLICITATION OF PROXIES

This Information Circular – Proxy Statement is furnished in connection with the solicitation of proxies by the management of LUKE ENERGY LTD. (“Luke” or the “Corporation”) for use at the Annual Meeting of the shareholders of the Corporation (the “Meeting”) to be held on May 19, 2004 at 3:00 p.m. (Calgary time) in the Viking Room, Petroleum Club, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting. Instruments of Proxy must be received by the President of the Corporation c/o Valiant Trust Company 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on April 7, 2004 (the “Record Date”). Only shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares establishes ownership of such shares and demands, not later than 10 days before the Meeting, and demands that the transferee’s name be included on the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders (“Shareholders”) who do not hold their common shares (“Common Shares”) in their own name. Only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on the records of the Corporation. Such Common Shares will likely be registered under the name of your broker or an agent of that broker.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your Common Shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the instrument of proxy provided by the Corporation to registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the Instrument of Proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternately, you can call their toll free telephone number to vote your Common Shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. If you receive a Voting Instruction Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote Common Shares directly at the Meeting as the proxy must be returned to Independent Investor Communications Corporation well in advance of the Meeting in order to have the Common Shares voted.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Proxy and Notice of Annual Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

At the Meeting it is proposed that eight (8) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. There are presently eight (8) directors of the Corporation, each of whom will retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the election as directors of the eight (8) nominees hereinafter set forth:

Ronald L. Belsher
Mary Blue
David Crevier
Alain Lambert
Hugh Mogensen
Harold Pedersen
Lyle Schultz
Ronald Woods

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

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Name and Municipality of Residence	Number of Common Shares Beneficially Owned(1)	Offices Held and Time as Director	Principal Occupation

Ronald L. Belsher(2)(3) Calgary, Alberta	592,694	Director since January 9, 2003	Partner in Collins Barrow LLP, Chartered Accountants since 1977
Mary Blue Calgary, Alberta	946,094	President, Chief Operating Officer and director since January 9, 2003
President and Chief Operating Officer of the Corporation. Prior thereto, Executive Vice-President of KeyWest Energy Ltd. from February 1998 to February 2003; prior thereto, Sr. Vice-President, Land of Calgary-based Jordan Petroleum Ltd. from March 1993 to February 1998

David Crevier(2)(4) Montreal, Quebec	362,754	Director since January 9, 2003	Partner in the Montreal law firm of Colby, Monet, Demers, Delage & Crevier
Alain Lambert(3) West Bolton, Quebec	387,892	Director since January 9, 2003
Principal of One and Company (an investors relations firm) since January, 2002; prior thereto, President of Triology Integrated Investor Relations Inc. from July 1998; President Tokenhouse Capital & Research Inc. from November 1994 to July 1998

Hugh Mogensen(2) Saanichton, British Columbia	404,158	Chairman of the Board since September 29, 2003 and Director since January 9, 2003	Independent Business Executive and Consultant to the natural resources industry since May 1986
Harold V. Pedersen(3) Calgary, Alberta	1,655,639	Chief Executive Officer and Director since January 9, 2003
Chief Executive Officer of the Corporation. Prior thereto, President of KeyWest Energy Corporation from February 1998 to February 2003; prior thereto, President of Jordan Petroleum Ltd. from August 1986 to December 1997

Lyle Schultz(4) Calgary, Alberta	330,634	Director since January 9, 2003	Vice-President and co-founder of MiCasa Rentals Inc., a privately owned oilfield wellsite trailer rental company since 1993

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Name and Municipality of Residence	Number of Common Shares Beneficially Owned(1)	Offices Held and Time as Director	Principal Occupation

J. Ronald Woods(2)(4) Toronto, Ontario	158,596	Director since January 9, 2003	President, Rowood Capital Corp. since November 2000; prior thereto Vice-President, Jascan Resources Inc. since 1996

NOTE(S):
(1)	Information as to common shares beneficially owned directly or indirectly or over which control or direction is exercised, is based on data furnished to the Corporation by the nominees.
(2)	Member of the Audit and Reserves Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Governance Committee.

Appointment of Auditors

Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP have been the Corporation’s auditors since January 9, 2003.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at March 31, 2004, 34,828,949 common shares (“Common Shares”) of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting is not less than two persons present, holding or representing not less than 5% of the shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at March 31, 2004, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation

For the 10 month period ended December 31, 2003, the only Named Executive Officers in accordance with National Instrument 51-102 were Harold V. Pedersen, Chief Executive Officer of Luke and Carrie McLauchlin, Vice-President Finance and Chief Financial Officer of Luke (the “Named Executive Officers”).

Summary Compensation Table

Luke was incorporated on January 9, 2003 and commenced operations on February 26, 2003. The following table and notes thereto set forth information concerning the total compensation paid to the Named Executive Officers by Luke for the 10 months ended December 31, 2003.

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		Annual Compensation			LongTerm Compensation

Name and Principal Position	Ten Months Ended December 31,	Salary ($)	Bonus ($)	Other Annual Compensation(2)	Common Shares Under Option Granted	All Other Compensation(1)

Harold V. Pedersen, Chief Executive Officer	2003	$ 43,130	N/A	N/A	210,000	N/A

Carrie McLauchlin, Vice- President, Finance and Chief Financial Officer	2003	$ 43,130	N/A	N/A	160,000	N/A

Notes:
(1)
The aggregate amount of all other annual compensation as defined by applicable securities regulations is not greater than the lesser of $50,000 and 10% of the aggregate annual salary and bonus of each of the Named Executive Officers for each financial year.

Stock Option Plan

The Corporation has adopted a stock option plan effective February 25, 2003 as amended on April 14, 2003 (the “Plan”) which was approved by the shareholders of the Corporation at a special meeting held on April 14, 2003, for directors, officers, employees and consultants of the Corporation, which permits the granting of options to such persons. In relation to any option granted pursuant to the Plan, the options may be exercisable for a period, and may vest at such times, as the Board of Directors of the Corporation may determine at the time of the grant and any option granted pursuant to the Plan shall not expire later than five (5) years from the date of grant of the option. The option shall not be assignable, the exercise price of an option shall be determined exclusively by the Board of Directors of the Corporation on the date of the grant, provided that the option price shall not be lower than the closing price of the Common Shares on such stock exchange on the last trading day immediately preceding the date of the grant on which the Common Shares traded or such other price as may be permitted by the stock exchange and the number of Common Shares reserved for issuance to any one person pursuant to options granted under the Plan shall not exceed 5% of the “outstanding issue” immediately prior to the reservation in question.

Stock Options Granted to Named Executive Officers

Option Grants During the Ten Months Ended December 31, 2003

The following table sets forth certain information concerning stock options granted to the Named Executive Officers during the 10 months ended December 31, 2003.

Name	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in 2003	Exercise Price ($/Security) (2)	Market Value of Securities Underlying Options at the Time of Grant ($/Security)	Expiration Date

Named Executive Officers

Harold V. Pedersen	60,000	2.6%	$0.81	$0.81	February 19, 2008
	150,000	6.6%	$1.76	$1.76	August 26, 2008

Carrie McLauchlin	60,000	2.6%	$0.81	$0.81	February 19, 2008
	100,000	4.4%	$1.76	$1.76	August 26, 2008

	370,000

Notes:
(1)
The securities consist of Luke Common Shares. The options vest as to one-third on the first anniversary of the date of the grant and one-third on each of the second and third anniversaries of the date of the grant.

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The following table sets forth, with respect to the Named Executive Officers, the number of unexercised stock options and the value of in-the-money stock options at December 31, 2003:

Name	Securities Acquired or Exercised (#)	Aggregated Value Realized ($)	Unexercised Stock Options/SARs at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the- Money Stock Options/SARs at FY-End(1) Exercisable/ Unexercisable ($)

Harold V. Pedersen	--	--	-- / 210,000	-- / $57,000

Carrie McLauchlin	--	--	-- / 160,000	-- / $57,000

Note:
(1)	Based on the closing price on December 31, 2003, of $1.76, less the exercise price.

Aggregated Options Exercised for the Ten Months Ended December 31,2003 and Financial Year-End Option Values

During the 10 months ended December 31, 2003, no options granted by the Corporation to the Named Executive Officers were exercised.

As at the date of this Information Circular, options entitling the officers and the directors to acquire an aggregate of Common Shares were outstanding as follows.

Optionee	Number of Common Shares Under Option	Date of Grant	Exercise Price Per Luke Share	Expiry Date

Six (6) Executive Officers	180,000	Feb 19, 2003	$0.81	Feb 19, 2008
	1,070,000	Aug 26, 2003	$1.76	Aug 26, 2008

Total	1,250,000
Six (6) Directors who are not Executive Officers	300,000	Feb 19, 2003	$0.81	Feb 19, 2008
	300,000	Aug 26, 2003	$1.76	Aug 26, 2008
One (1) Officer who is not an Executive Officer	50,000	Feb 19, 2003	$0.81	Feb 19, 2008
	50,000	Aug 26, 2003	$1.76	Aug 26, 2008

Total	1,950,000

Stock Options Outstanding

The Corporation has an aggregate of 2,665,000 options outstanding at a weighted average exercise price of $1.52, of which options to purchase 1,415,000 Common Shares were granted during 2003 to non-executive employees. Luke has available an additional 640,395 options to be granted pursuant to its existing stock option plan.

REPORT ON EXECUTIVE COMPENSATION

Composition and Role of the Compensation Committee

The Board has appointed a Compensation Committee comprised of Ronald L. Belsher (Chairman), Alain Lambert and Harold Pedersen two of whom are “non-management related” directors. The committee’s mandate is to formally make recommendations to the Board in respect of compensation issues relating to directors, senior

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management and staff of the Corporation, including recommending performance objectives and the compensation package for the Chief Executive Officer and Chief Operating Officer.

Report of the Compensation Committee

The Corporation’s compensation philosophy is aimed at attracting and retaining quality and experienced personnel, which is critical to the success of the Corporation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options).

The Compensation Committee makes recommendations for executive compensation to the full Board for approval.

Base Salaries

The Corporation’s approach to base compensation is to offer salaries which are competitive when compared to those within the Corporation’s peer group of companies. Base salary ranges are determined following a review of comparative data of the Corporation’s peer group.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, the Corporation may award cash bonuses to employees of the Corporation, including executive officers. The award of a bonus is determined, in the case of employees, by senior management of the Corporation and approved by the Compensation Committee. The Compensation Committee in consultation with the President establishes bonus levels for Vice-Presidents and the Compensation Committee in consultation with the Board establishes the Chief Executive Officer’s and President’s bonus. In the case of non-executive employees, bonuses are based on the employee’s contribution to achieving corporate goals.

Long-Term Incentive Compensation - Stock Options

Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer and President and Chief Operating Officer. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Corporation’s stock option plan rewards overall corporate performance, as measured through the underlying value of the Corporation’s shares.

Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual’s level of ongoing responsibility within the Corporation.

Summary

Luke’s compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Corporation.

Submitted By:

Ronald L. Belsher (Chairman)
Alain Lambert
Harold Pedersen

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CORPORATE GOVERNANCE

The Board has the obligation to oversee the conduct of our business and to supervise senior management who are responsible for the day-to-day conduct of the business. The Toronto Stock Exchange (the “TSX”) has established guidelines (the “Guidelines”) for effective corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation’s board, management and shareholders. The Corporation’s disclosure with respect to the Guidelines is set forth in Schedule “A” hereto.

Under the Guidelines, an “unrelated” director is one who is independent of management and is free from any interest and any business or other relationship (other than interests and relationships arising from shareholding) which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Corporation. The Guidelines also make an informal distinction between inside and outside directors, an inside director being one who is an officer or employee of the Corporation or any of its affiliates, and who is thus a “management” director. Two of the directors, Harold Pedersen and Mary Blue, are “management” directors and thus are “related” directors.

Board Committees

The Board has constituted four committees: the Reserves Committee, the Corporate Governance Committee, the Compensation Committee and the Audit Committee.

Corporate Governance Committee

The Corporate Governance Committee is comprised of David Crevier, Lyle Schultz and J. Ronald Woods, all of whom are “outside” directors.

The Corporate Governance Committee’s function is to enhance corporate governance through a continuing assessment of governance issues and the making of recommendations to the board in relation thereto. The committee has amongst its mandates, the responsibility of proposing to the full Board, new nominees to the Board and for assessing directors on a ongoing basis. In addition, the committee is responsible for the Corporation’s response to the Guidelines.

Compensation Committee

The Compensation Committee is comprised of Ronald L. Belsher (Chairman), Alain Lambert and Harold Pedersen. Harold Pedersen is the Chief Executive Officer of the Corporation and the remaining two are “outside” directors.

The mandate of the Compensation Committee is to formulate and make recommendations to the Board in respect of compensation issues relating to directors, senior management and staff of the Corporation, including reviewing and recommending performance objectives and the compensation package for the Chief Executive Officer and President and Chief Operating Officer.

Audit Committee and Reserves Committee

The Audit Committee and the Reserves Committee are each comprised of Ronald L. Belsher, David Crevier, Hugh Mogensen and J. Ronald Woods, all of whom are “outside” directors.

The Audit Committee meets quarterly in each year and among other things, with the assistance of the external auditors, is responsible for reviewing management programs and policies regarding the adequacy and effectiveness of the internal controls over the accounting and financial reporting systems within the Corporation, including management’s response to internal control recommendations of the external auditors. The committee reviews management plans regarding changes in accounting practices and policies and the financial impact thereof and is responsible for reviewing the major areas of management judgment and estimates that have a significant effect upon the financial statements. The Audit Committee is also charged with reviewing and approving all bank credit facilities and other borrowing strategies presented by senior management including price hedging and foreign

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currency risk strategies of the Corporation. The committee receives a yearly report from the Corporation’s external auditors with respect to the Corporation’s financial control and information systems which comes to their attention during the course of conducting the year-end audit. Results of those reports are relayed by the committee to the full Board for its consideration. At least once a year, the Audit Committee meets with the Corporation’s external auditors without management being present and may do so at any time throughout the rest of the year. All financial statements, quarterly reports, and other financial information that are publicly disseminated are reviewed for approval by the committee prior to their release.

In addition, the Audit Committee meets on a yearly basis with the independent engineers of the Corporation following their preparation of the Corporation’s year-end reserve and economic evaluation. This meeting takes place prior to finalization and shareholder dissemination of the reserve results at which time the engineers are required to review, in detail, their reserve analysis and to discuss, among other things, the qualifications of the engineers responsible for the reserve analysis, the process and methodology utilized in evaluating the Corporation’s reserves and the Corporation’s compliance with any emerging issues related to the preparation of reserve analysis. Following such meeting, management of the Corporation is invited to attend the meeting for the purpose of engaging in a complete property-by-property discussion with the Audit Committee and the independent engineers.

The Reserves Committee’s function is to approve the appointment of independent engineers, to meet with such independent engineers for the purpose of satisfying themselves that the independent engineers act independently and are not unduly influenced by management, that any significant disagreements or issues between management and the independent engineers are appropriately resolved and to instruct the independent engineers as to any area of emphasis for any particular year.

Employment Arrangements

There are no employment contracts or other compensation plans or arrangements with regard to any of the Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Corporation or from a change in an Executive Officer’s responsibilities following a change of control.

Directors’ Remuneration

The directors of the Corporation are entitled to receive a fee of $300 for each meeting of the Board of Directors or any committee thereof attended and are additionally entitled to be reimbursed for traveling and other expenses properly incurred in the performance of their duties as directors of the Corporation. During the 10 months ended December 31, 2003 no fees were paid to the directors of the Corporation.

Indebtedness of Directors and Senior Officers

Management of the Corporation is not aware of any indebtedness outstanding by directors or senior officers of the Corporation to the Corporation or its subsidiaries at any time since the commencement of the last completed financial year of the Corporation.

INSURANCE

The directors and officers of the Corporation are covered by an underwritten executive liability and indemnification policy for the period March 12, 2004 to March 12, 2005, with respect to any wrongful act committed or alleged to have been committed during such policy period. The total premium of this coverage is $22,500 which amount has been paid by the Corporation. The limited liability covered by the policy is $3,000,000 per loss per year with, subject to certain exceptions, a $50,000 deductible by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, nominees for director, any shareholder who beneficially owns more than 10% of the shares of the Corporation, or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction which has materially affected or would materially affect

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the Corporation or any of its subsidiaries, which has not been previously disclosed herein or otherwise in an information circular of the Corporation.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Except for the granting of options to purchase Common Shares to directors and officers of the Corporation as disclosed above, management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or any one who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: April 1, 2004.

LUKE ENERGY LTD.

/s/ Harold V. Pedersen	/s/ Carrie McLauchlin

Harold V. Pedersen	Carrie McLauchlin
Chief Executive Officer	Vice-President, Finance Chief Financial Officer

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SCHEDULE “A”
To the Information Circular - Proxy Statement of Luke Energy Ltd.
Dated April 1, 2004

LUKE ENERGY LTD.

	GUIDELINES	COMPLIANCE	COMMENTS

(1)	The Board should explicitly assume responsibility for the stewardship of the Corporation, including:

(a)	the adoption of a strategic planning process;		The Board has a strategic planning process, which involves ongoing meetings of the Board to discuss strategic planning issues, with and without members of management.

(b)	the identification of the principal risks of the Corporation’s business and the implementation of appropriate systems to manage these risks;	Yes
Directly and through the audit committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from management and the external auditors. In the past, the Corporation has identified business risks and the systems in place to manage these risks in its annual and interim reports to shareholders. The identification of the principal risks of the Corporation’s business and the implementation of appropriate systems to manage these risks are addressed in the ongoing strategic planning process

(c)	succession planning, including appointing, training and monitoring senior management;	Yes
The Board has a succession planning process in place that has been delegated to Luke Energy Ltd.’s corporate governance committee. The committee acts on an as-needed basis to fill specific requirements at senior management levels.

(d)	the Corporation’s communications policy; and	Yes
The Board or individual members approve all of the Corporation’s major compliance and communication documents, including annual and quarterly reports, financing documents and other disclosure documents. In addition, the Board has delegated the responsibility for direct shareholder communications to the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, who are available to shareholders and the investment community to discuss the Corporation’s business and operations.

LUKE ENERGY LTD.

GUIDELINES	COMPLIANCE	COMMENTS

(e)	the integrity of the Corporation’s internal control and management information systems.	Yes	The Board uses both direct enquiry of management and the Corporation’s auditors to assess the integrity of the Corporation’s internal control and management information systems.

(2)	The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Three-quarters of the members of the Board are unrelated directors.

(3)	The analysis of the application of the principles supporting the conclusion in paragraph 2 above.
Of the eight members of the Board, two are members of management. The remaining six members of the Board are independent of management and are free from any interest and any business or other relationship (other than interests and relationships arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with such directors’ ability to act in the best interests of the Corporation.

(4)
The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.
Yes
The Board has appointed a corporate governance committee, which has amongst its mandates, the responsibility of proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis. The Corporate Governance Committee is comprised entirely of outside unrelated directors.

(5)
The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.
Yes
The assessment of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors on an ongoing basis, has been delegated to the Corporate Governance Committee.

LUKE ENERGY LTD.

GUIDELINES	COMPLIANCE	COMMENTS

(6)	The existence of an orientation and education program for new recruits to the Board.	No
There is no specific education and orientation program for new Board members. Regular Board meetings include meetings with management, where new Board members can familiarize themselves with the Corporation’s operations. The Board ensures that any new directors will be provided with suitable materials and training to assist in their orientation to the Corporation and their roles within the Board, however, given that new directors will be added infrequently, no formal orientation process is felt necessary at this time.

(7)	The size of the Board and the impact of the number of directors upon the Board’s effectiveness.	Yes
The Board is comprised of eight directors, which the Board believes is large enough to permit a diversity of views and to staff the various committees of the Board, without being too large to detract from the Board’s efficiency and effectiveness.

(8)	The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes
Directors are compensated by the grant of stock options under the Corporation’s Stock Option Plan. Compensation levels are reviewed periodically by the Compensation Committee. Directors’ liability insurance is provided. The Board believes that the compensation currently offered to directors, in form and in amount, adequately reflects the responsibilities and risks assumed by each member.

(9)	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes
The members of each of the Board’s committees are “unrelated” directors, with the exception of Harold V. Pedersen, the Corporation’s Chief Executive Officer, who is a member of the Compensation Committee.

(10)	The Board’s responsibility for (or a committee of the Board’s general responsibility for) developing the Corporation’s approach to governance issues.	Yes
The Board has appointed a Corporate Governance Committee to enhance corporate governance through a continuing assessment of governance issues and the making of recommendations to the Board in relation thereto. Such committee is responsible for the Corporation’s response to the Guidelines.

LUKE ENERGY LTD.

GUIDELINES	COMPLIANCE	COMMENTS

(11)	The Board has developed:

(a)	position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities; and	Yes
The Board retains all powers not delegated by the Board to management or Board Committees. The Board remains responsible for directing the Corporation’s business and affairs and for supervising management. The responsibilities of the Corporation’s senior officers are described in various documents, including the Corporation’s annual budget and other miscellaneous documentation.

(b)	the corporate objectives for which the CEO is responsible for meeting.	Yes
The corporate objectives of the CEO include maximizing shareholder value, implementing the business plan for the Corporation pursuant to the Board’s strategic planning process, developing and staffing the Corporation’s management structure and providing effective communication between the Board, management and shareholders. The CEO’s corporate objectives are refined annually in the Corporation’s budget.

(12)	The structures and procedures ensuring that the Board can function independently of management.	Yes	The Board has assigned the responsibility of ensuring that the Board can function independently of management, to the Corporate Governance Committee.

(13)
(a)	The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee consists of Messrs. Ronald L. Belsher, David Crevier and J. Ronald Woods, all of whom are outside directors.

(b)	The roles and responsibilities of the Audit Committee should be specifically defined.	Yes
The mandate of the Audit Committee is set forth in the Information Circular. In order to fulfill this mandate and provide further guidance to Audit Committee members respecting their reviews, the Audit Committee has adopted a comprehensive list of practices to guide its activities.

LUKE ENERGY LTD.

GUIDELINES	COMPLIANCE	COMMENTS

(c)	The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes
The Audit Committee (i) reviews with the Corporation’s auditors and with management the Corporation’s accounting principles, policies and practices, (ii) reviews the Corporation’s audited and unaudited quarterly financial statements with the auditors prior to their submission to the Board for approval, and (iii) reviews with the auditors the adequacy of the Corporation’s accounting, financial and operating controls. The Corporation does not have an internal auditor.

(d)
The Audit Committee’s duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.
		Yes	The Audit Committee, with the assistance of the Corporation’s auditors, reviews the adequacy and effectiveness of the system of internal controls.

(14)	The existence of a system, which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes	A director or a group of directors may engage outside advisors at the expense of the Corporation, subject to Board approval.